Exhibit 99.5

ParcelPal Logistics Inc. Reports Record Third Quarter 2022 Results Highlighted
by Revenue Growth of 51% Coupled with a 45% Decrease in Net Loss

Vancouver, British Columbia – November 30, 2022 – ParcelPal Logistics Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0A) is pleased to announce its record Q3 2022 financial results for the quarter ended September 30, 2022, highlighted by revenue growth of 51% (to approximately $2.6M) coupled with a 45% decrease in net loss.  It is important to note that this was our highest Q3 revenue in the history of the Company.  Also, Q4 is when the Company has always generated its highest revenue each year due to peak season, and we anticipate this trend to continue from years past.

Overview

In Q3 2022, the Company achieved its third largest quarter of revenue ever, which was driven by revenue growth of 51% to approximately $2.6 million, up from $1.7 million in Q3 2021.  In addition, our gross margins continue to be steady this quarter, which were 12.0% (compared to 12.0% in Q3 2021), which is important as the additional gross revenue generation did not negatively impact our gross margins.

Our solid revenue growth and continued steady margins are, in large measure, driven by our expansion into the United States, which is the world’s largest consumer market.

"We have continued to improve our operating performance, while simultaneously delivering value to our customers," said ParcelPal’s CEO Rich Wheeless. "Given the current difficult macroeconomic market, I am very encouraged with the trends and the progress we have made during the difficult economic and volatile stock market conditions.  I have begun implementing organizational and operating changes within the Company in an effort to continue creating a more efficient and cost-effective structure.  I will also continue to focus on acquiring new organic business as well as improving our operating performance, which together with the foregoing improvements should result in a continuing fundamental growth story in 2023 and beyond."

Q3 2022 Financial Highlights:

September 30, 2022 compared to September 30, 2021 - Financial Highlights:

•
Record revenue in Q3 2022 and growth of 51% to $2,620,506 (up from $1,736,770 in Q3 2021). This represents the Company’s highest ever Q3 gross revenue, and the third largest revenue quarter since inception.

•	Steady margins in Q3 2022 of 12.0% (compared to 12.0% in Q3 2021).

•
Cash of $46,067 at September 30, 2022 compared to $551,961 at December 31, 2021, and vehicles and right-of-use assets of $883,846 compared to $652,353 at December 31, 2021.  The difference of cash on hand (versus Q3 2021) was in large measure attributable to an acquisition financing closing in September 2021, as well as cash burn attributable to the Company’s expansion efforts.

•
During the quarter ended September 30, 2022, the Company’s net loss decreased 45% to $1,192,589 (compared to $2,182,417 in Q3 2021).  The lower loss was due to economies of scale and cost containment measures.

•	Net cash flows used in operating activities decreased to $1.17M in Q3 2022 from $1.58M in Q3 2021.

Q3 2022 Highlights:

•
On July 26, 2022, the Company announced it had begun additional subcontracting services  by supporting partner fleets for local courier companies to support their overflow deliveries from a larger carrier. As a result, this has expanded our business and revenues.

Subsequent to the period ended September 30, 2022:

•	Brian Storseth resigned from the board of directors to pursue other personal and professional endeavors, which rightsized the board to a total of 3 directors.

•
In October 2022, the Company also completed an additional $100K USD non-dilutive financing with ACH Capital West, LLC.  The agreement provides for a 10 month interest bearing note with the total repayment due in the amount of $142K USD.  Proceeds of this financing will be used for general working capital purposes, as well as to cover certain expansion capital costs and expenses.

Outlook

The Company's strategic priorities for the remainder of fiscal 2022 include:

•	Continued improvement in operating performance.

•	Building an exceptional and world-class brand with a focus on signing quality partners.

•	Using data, technology, and inbound selling efforts to ramp-up sales and revenue generation.

•	Continued expansion into large markets in Canada and the United States, including with higher margin customer contracts.

The Company's complete quarterly financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended September 30, 2022, each of which have been filed with Canadian and United States securities regulatory agencies, and can be found respectively at www.sedar.com and www.sec.gov.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, as well as in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.  The information in this news release is not complete.  For a more complete description of all items referenced herein, please see our annual report on Form 20-F filed with the Securities and Exchange Commission and in our MD&A filed on Sedar, each as filed on the same date of this news release.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A

Contact Information

Investor Contact

investors@parcelpal.com
T: (587) 883-9811

Company Contact

Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward-looking statement will materialize, and the reader is cautioned not to place undue reliance on any forward-looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.